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Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Investor Contacts:

Richard T. Schumacher, Founder & CEO	Pressure BioSciences, Inc.
R. Wayne Fritzsche, Chairman	(301) 208-8100 (T)

PRESSURE BIOSCIENCES ANNOUNCES EXTENTION OF TENDER OFFER

Expiration Date Extended to Friday, February 4, 2005

        GAITHERSBURG, MD, January 25, 2005—Pressure BioSciences, Inc. (NASDAQ: PBIO) today announced that it has extended the expiration date of its tender offer to purchase 5,500,000 shares of its common stock at a purchase price of $3.50 per share from 10:00 a.m. Eastern Standard Time (EST) on January 26, 2005, until 10:00 a.m. EST on February 4, 2005, unless the Company further extends the expiration date of the tender offer.

        Shareholders may still use the original Letter of Transmittal that was mailed to shareholders on December 27, 2004 to tender their shares. Shareholders who have already tendered their shares do not need to take any further action if they wish to remain tendered. Shareholders who do not wish to tender shares but rather remain investors in the Company do not need to return any paperwork.

        Pressure BioSciences urges all shareholders to read the Offer to Purchase, Letter of Transmittal, and the related documents because they contain important information, including the terms and conditions of the offer. Shareholders may obtain a copy of the Offer to Purchase, Letter of Transmittal, and the related documents filed with the Securities and Exchange Commission at the Commission's website at www.sec.gov. without charge.

About Pressure BioSciences, Inc.

        Following the sale of substantially all the assets and selected liabilities of its BBI Diagnostics and BBI Biotech Divisions to SeraCare Life Sciences, Inc. on September 14, 2004, Boston Biomedica changed its name to Pressure BioSciences, Inc (PBI). PBI is a publicly traded, early-stage company focused on the development of a novel technology called Pressure Cycling Technology (PCT). PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels (35,000 psi and greater) to control bio-molecular interactions. PBI currently holds 13 US and foreign patents covering multiple applications of PCT in the life sciences field, including in such areas as genomic and proteomic sample preparation, pathogen inactivation, control of enzymes, immunodiagnostics, and protein purification. PBI owns a 30% passive investment in Source Scientific, LLC, an instrumentation company that develops and manufactures PBI's PCT equipment, as well as a 4.45% passive investment in Panacos Pharmaceuticals, an antiviral drug discovery and development company.

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  Exhibit (a)(5)(A)